UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation

401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

BB&T Corporation 401(k) Savings Plan

Index

December 31, 2013 and 2012

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2013 and 2012	3

Notes to Financial Statements	4-13

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2013	14-27

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, NC

June 25, 2014

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BB&T Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets
Investments, at fair value
BB&T Corporation common stock	$649,003,619	$567,879,916
Mutual funds	1,741,585,414	1,354,342,314
Common/collective trusts	16,258,668	9,020,618
Self-directed investments	90,621,623	72,838,992
Separately managed accounts	4,219,052	2,941,894
Cash and cash equivalents	3,670,881	2,968,754
Associate insured deposit account	174,295,695	161,744,172
Total investments, at fair value	2,679,654,952	2,171,736,660

Receivables:
Notes receivable from participants	49,894,797	46,749,988

Net assets available for benefits	$2,729,549,749	$2,218,486,648

The accompanying notes are an integral part of these financial statements.

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Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$1,900,605	$2,214,188
Dividends	99,121,895	50,550,408
Net appreciation in fair value of investments	395,310,481	185,678,560
Net investment income	496,332,981	238,443,156

Interest on notes receivable from participants	1,990,097	1,869,578

Contributions
Employer	91,917,715	84,893,942
Employee	128,873,005	118,059,171
Rollovers	11,128,193	11,177,877
Total contributions	231,918,913	214,130,990
Total additions	730,241,991	454,443,724

Benefits paid to participants	(205,951,181)	(173,622,730)
Administrative expenses	(468,558)	(449,419)
Total deductions	(206,419,739)	(174,072,149)

Net increase prior to transfers (to) from other plans	523,822,252	280,371,575

Transfers (to) from other plans	(12,759,151)	66,423,111
Net increase	511,063,101	346,794,686

Net assets available for benefits
Beginning of year	2,218,486,648	1,871,691,962
End of year	$2,729,549,749	$2,218,486,648

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2013 and 2012

1.   Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Directors (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Document, certain of the Board’s responsibilities have been delegated to the Employee Benefit Plans Committee.

Eligibility for Participation

The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2012, the Plan added a Roth feature that allows for after-tax contributions. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the IRS) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2013 and 2012, forfeited accounts totalled $14 and $9, respectively. This forfeiture can be used to reduce employer contributions. In 2013 and 2012, contributions by the employer were reduced by $56,493 and $23,886, respectively, from the forfeiture account.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10). Investment-related fees are included in net appreciation of fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, an Associate Insured Deposit Account effective February 1, 2012 and a bank investment contract (the “one-year BIC”) through January 31, 2012, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 7 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

FASB ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

In April 2013, the FASB issued Accounting Standards Update No. 2013-07, “Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting” (“ASU 2013-07”). ASU 2013-07 will require an entity to use the liquidation basis of accounting if liquidation is imminent. Liquidation will be considered “imminent” when (1) a liquidation plan has been approved by those with the authority to do so and the chance of the plan being blocked by other parties is remote or (2) a liquidation plan is imposed by other forces (e.g., involuntary bankruptcy). ASU 2013-07 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

In June 2013, the FASB issued Accounting Standards Update No. 2013-08, ”Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 clarifies the characteristics of an investment company and provides comprehensive guidance for assessing whether an entity is an investment company and for the measurement of non-controlling ownership interests in other investment companies. ASU 2013-08 is effective prospectively for interim or annual periods beginning on or after December 15, 2013. Plan management does not expect this guidance to have an impact on the Plan’s financial statements.

4.   Bank Investment Contract (“BIC”) and Associate Insured Deposit Account

The Plan invested in a fully benefit-responsive bank investment contract guaranteed by the Corporation through January 31, 2012. The contract was credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty and there were no limitations on the Plan’s ability to transact at contract value with the issuer.

There were no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately .62 percent in January 2012. The interest rate was reset annually based on November 30th market yields for United States Treasury Notes having a one-year maturity.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2013 and 2012

Effective February 1, 2012, investments in the BIC became investments in the Associate Insured Deposit Account. This is a deposit account with the Plan Sponsor.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from January 1, 2013 to December 31, 2013 ranged from .60 percent to .68 percent and the average yield rate was .64 percent. The crediting interest rates for the period from February 1, 2012 to December 31, 2012 ranged from .62 percent to .71 percent and average yield rate was approximately .67 percent for the same period.

5.   Transfers (to) from Other Plans

During 2013 and 2012, BB&T Corporation authorized the transfer of participant accounts from the Plan to a plan for a divested company and from various acquired company plans into the Plan. Participant account balances, including investments and notes receivable from participants, were transferred to and from the various plans at various dates during 2013 and 2012 as follows:

2013
Lendmark 401(k) Plan	$(12,759,151)

2012
Crump Life Insurance Services, Inc. 401(k) Savings Plan	$53,539,492
Sterling MGT, Inc. 401(k) Profit Sharing Plan	8,788,549
Atlantic Risk Management 401(k) Plan	3,502,922
Liberty Benefits Insurance Services, Inc. 401(k) Plan	441,442
The Crump Group 401(k) Savings Plan	138,563
BB&T Retirement Plan for Certain Acquired Companies	12,143
$66,423,111

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

6.   Investments

The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2013	2012
BB&T Corporation Common Stock, 17,254,039 and
19,508,070 shares, respectively	$649,003,619	$567,879,916
Sterling Capital Select Equity Fund, 12,721,216 and
13,310,309 shares, respectively	200,740,790	167,310,590
Federated Treasury Obligations Fund, 103,195,594 and
112,198,035 shares, respectively	103,195,594	112,198,035
Sterling Capital Special Opportunities Fund, 8,773,493 and
7,777,277 shares, respectively	185,120,708	143,568,540
Sterling Capital Equity Income Fund, 9,370,617 and 8,354,898
shares, respectively	175,792,785	132,759,325
Sterling Capital Total Return Bond Fund, 14,019,332 and 16,120,982
shares, respectively	147,062,802	177,653,221
Sterling Capital Mid Value Fund, 10,567,756 and 9,316,470
shares, respectively	206,071,257	133,598,174
Associate Insured Deposit Account	174,295,695	161,744,172

During 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2013	2012
Net appreciation in fair value of investments:
BB&T Corporation common stock	$152,611,258	$83,970,678
Mutual funds	232,344,844	83,325,976
Common/Collective Trusts	150,030	23,866
Common Stock	9,818,125	15,652,923
Foreign Stock	164,961	1,640,033
Corporate Bonds	150,073	78,310
US Government Securities	6,580	2,754
Other	64,610	984,020
	$395,310,481	$185,678,560

7.   Fair Value of Financial Instruments

Topic 820 establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). There have been no changes in the methodologies used at December 31, 2013 and 2012.

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, common/collective trust and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the associate insured deposit account.

The fair value of the common/collective trust is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The fair value of government securities and corporate bonds were determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which would be based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2013 and 2012, there are no level 3 assets.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2013 and 2012

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2013
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$649,003,619	$649,003,619	$-	$-
Mutual funds:
Money Market Funds	103,195,594	103,195,594	-	-
Stock Funds	1,075,635,456	1,075,635,456	-	-
Index Funds	127,441,243	127,441,243	-	-
Fixed Income Funds	147,062,802	147,062,802	-	-
Life Cycle Funds	288,250,319	288,250,319	-	-
Total Mutual Funds	1,741,585,414	1,741,585,414	-	-

Common/Collective Trust	16,258,668	-	16,258,668	-

Self-directed investments:
Common Stock	54,255,182	54,255,182	-	-
Mutual funds	35,386,474	35,386,474	-	-
Corporate bonds	938,800	-	938,800	-
US Govt Securities	41,167	-	41,167	-
	90,621,623	89,641,656	979,967	-

Separately Managed Accounts:
Common Stock	3,514,479	3,514,479	-	-
Foreign Stock	505,350	505,350	-	-
Other	199,223	44,208	155,015	-
	4,219,052	4,064,037	155,015	-

Associate Insured Deposit Account	174,295,695	-	174,295,695	-
Total Investments at fair value, excluding cash and cash equivalents	$2,675,984,071	$2,484,294,726	$191,689,345	$-

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2012
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$567,879,916	$567,879,916	$-	$-
Mutual funds:
Money Market Funds	112,198,035	112,198,035	-	-
Stock Funds	787,066,394	787,066,394	-	-
Index Funds	82,840,764	82,840,764	-	-
Fixed Income Funds	177,653,221	177,653,221	-	-
Life Cycle Funds	194,583,900	194,583,900	-	-
Total Mutual Funds	1,354,342,314	1,354,342,314	-	-

Common/Collective Trusts	9,020,618	-	9,020,618	-

Self-directed investments:
Common Stock	39,869,594	39,869,594	-	-
Mutual funds	31,247,180	31,247,180	-	-
Corporate bonds	1,663,705	-	1,663,705	-
US Government Securities	58,513	-	58,513	-
	72,838,992	71,116,774	1,722,218	-

Separately Managed Accounts:
Common Stock	2,535,485	2,535,485	-	-
Foreign Stock	311,775	311,775	-	-
Other	94,634	-	94,634	-
	2,941,894	2,847,260	94,634	-

Associate Insured Deposit Account	161,744,172	-	161,744,172	-
Total Investments at fair value, excluding cash and cash equivalents	$2,168,767,906	$1,996,186,264	$172,581,642	$-

There were no transfers between levels during 2013 and 2012.

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Notes to Financial Statements

Years ended December 31, 2013 and 2012

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

			Redemption	Redemption
December 31	Fair	Unfunded	Frequency (if	Notice
2013	Value	Commitments	currently eligible)	Period
Morley Capital Stable Value Fund (a)	$16,258,668	$-	Daily	30 days

December 31
2012
Morley Capital Stable Value Fund (a)	$3,762,381	$-	Daily	30 days
Wells Fargo Stable Value Fund (b)	5,258,237	-	Daily	12 months

(a) The Morley Stable Value Fund is a Collective Investment Trust maintained by Union Bond and Trust Company, the trustee. Morley Capital Management is the investment adviser. Both Union Bond and Trust Company and Morley Capital Management are wholly-owned subsidiaries of Morley Financial Services, which is a wholly owned subsidiary of the Principal Financial Group. The fund’s objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments. The fund invests in a diversified portfolio of Stable Value Investment Contracts issued by life insurance companies, banks and other financial institutions. The performance of these contracts may be predicated on underlying fixed income investments.

(b) The Wells Fargo Stable Value Fund is a collective trust fund for which Wells Fargo Bank, N.A. is the investment advisor and trustee. Galliard Capital Management, a wholly-owned subsidiary of Wells Fargo, serves as subadvisor to the Fund. The fund seeks safety of principal and consistency of returns while attempting to maintain minimal volatility. The Fund is primarily comprised of investment contracts issued by financial companies including Guaranteed Investment Contracts (GICs), Separate Account GICs and Security Backed Investment Contracts.

8.   Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated January 10, 2012, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2013 and 2012

an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10. Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $974,179,436 and $790,323,935 at December 31, 2013 and 2012, respectively, a BB&T interest-bearing cash account of $3,527,071 and $2,908,716 at December 31, 2013 and 2012, respectively, deposit accounts sponsored by the Corporation of $174,295,695 and $161,744,172 at December 31, 2013 and 2012, respectively, assets held in separately managed accounts that are managed by Sterling Capital, a subsidiary of the Corporation, totalling $4,219,052 and $2,941,894 at December 31, 2013 and 2012, respectively, and BB&T Corporation Common Stock of $649,003,619 and $567,879,916 at December 31, 2013 and 2012, respectively. The Plan received cash dividends of $55,270,218 and $21,696,436 on its investments in BB&T-sponsored mutual funds during 2013 and 2012, respectively, interest of $1,077,304 and $900,347 on the deposit account during 2013 and 2012, respectively, and cash dividends of $21,184,500 and $15,201,762 on BB&T common stock investments during 2013 and 2012, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2013 and 2012 were $297,225 and $249,677, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts. These fees were $147,034 and $166,423 for the years ended December 31, 2013 and 2012, respectively.

11. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

12. Subsequent Event

Effective January 1, 2014, participants in the Precept 401(k) Plan became participants in the Plan. The assets and account balances from the Precept 401(k) Plan totalling $12,122,677 merged into the Plan on January 31, 2014.

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Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$649,003,619

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	147,062,802
*	Sterling Capital	Mid Value Fund	Mutual Fund	206,071,257
*	Sterling Capital	Select Equity Fund	Mutual Fund	200,740,790
*	Sterling Capital	Small Value Fund	Mutual Fund	59,391,094
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	185,120,708
*	Sterling Capital	Equity Income Fund	Mutual Fund	175,792,785
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	103,195,594
	Fidelity	Contrafund	Mutual Fund	45,525,363
	Vanguard	Institutional Index	Mutual Fund	106,982,949
	Vanguard	Total International Stock Index Fund	Mutual Fund	20,458,294
	Harbor	International Fund	Mutual Fund	93,148,494
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	61,113,251
	T. Rowe Price	Retirement Income Fund	Mutual Fund	48,731,714
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	2,445,740
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	26,171,030
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	25,195,355
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	65,167,838
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	34,917,986
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	36,456,921
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	21,427,424
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	46,431,185
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	15,848,392
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	7,281,182
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	6,907,266
				$1,741,585,414

14

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Morley Capital	Stable Value Fund	Common/Collective Trust	$16,258,668

	Plan Participants		Self-directed investments	$90,621,623

*	Plan Participants		Participant loans (4.25% to 9% due thru April 2027)	$49,894,797

*	BB&T Corporation		Cash and Cash Equivalents	$3,670,881

*	BB&T Corporation		Associate Insured Deposit Account	$174,295,695

	ASCENA RETAIL GROUP INC COM		Common Stock	62,739
	BECTON DICKINSON & CO COM		Common Stock	53,698
	CBRE GROUP INC CL A		Common Stock	3,945
	CHICOS FAS INC COM		Common Stock	7,536
	DICE HLDGS INC COM		Common Stock	32,234
	DST SYS INC DEL COM		Common Stock	34,481
	E TRADE FINANCIAL CORP COM		Common Stock	83,372
	EARTHLINK INC COM		Common Stock	16,621
	FIDELITY NATL INFORMATION SVCS COM		Common Stock	62,537
	FOREST OIL CORP COM PAR		Common Stock	7,870
	GENERAL DYNAMICS CORP COM		Common Stock	46,820
	GLOBAL PMTS INC COM		Common Stock	79,613
	HERTZ GLOBAL HOLDINGS INC COM		Common Stock	43,646
	INTERPUBLIC GROUP COS INC COM		Common Stock	79,208
	KOHLS CORP COM		Common Stock	52,494
	LABORATORY CORP AMER HLDGS COM NEW		Common Stock	43,401
	LEUCADIA NATL CORP COM		Common Stock	86,550

15

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	LINCOLN NATL CORP IND COM	Common Stock	51,620
	MARKEL CORP COM	Common Stock	100,981
	MICROS SYS INC COM	Common Stock	65,976
	MICROSTRATEGY INC CL A NEW	Common Stock	54,169
	NEWS CORP NEW CL B	Common Stock	46,358
	OMNICARE INC COM	Common Stock	67,905
	OMNICOM GROUP INC COM	Common Stock	103,746
	SYMANTEC CORP COM	Common Stock	38,907
	UNIVERSAL TECHNICAL INST INC COM	Common Stock	12,602
	UTI WORLDWIDE INC ORD	Common Stock	40,862
	VIACOM INC NEW CL B	Common Stock	79,479
	WELLPOINT INC COM	Common Stock	75,298
	WESTERN UN CO COM	Common Stock	40,969
	XEROX CORP COM	Common Stock	81,369
	ZIMMER HLDGS INC COM	Common Stock	42,401
	1ST SOURCE CORP COM	Common Stock	3,513
	AAR CORP COM	Common Stock	8,907
	ACXIOM CORP COM	Common Stock	13,535
	ADDUS HOMECARE CORP	Common Stock	3,435
	AECOM TECHNOLOGY CORP DELAWARE COM	Common Stock	5,739
	ALASKA AIR GROUP INC COM	Common Stock	7,190
	ALBANY INTL CORP-CL A	Common Stock	6,180
	ALBANY MOLECULAR RESEARCH	Common Stock	3,770
	ALLIANCE HEALTHCARE SERVICE	Common Stock	2,152
	ALLIANT TECHSYSTEMS INC	Common Stock	7,544
	ALON USA ENERGY INC COM	Common Stock	10,404
	AMBAC FINANCIAL GROUP INC	Common Stock	9,185
	AMEDISYS INC	Common Stock	5,852

16

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	AMERCO COM	Common Stock	7,849
	AMERICAN AIRLS GROUP INC COM	Common Stock	4,318
	AMERICAN CAP LTD COM	Common Stock	7,257
	AMERICAN EQTY INVT LIFE HLD CO COM	Common Stock	11,449
	AMERICAN FINL GROUP INC OHIO COM	Common Stock	6,926
	AMERICAN NATL INS CO COM	Common Stock	4,353
	AMTRUST FINANCIAL SERVICES INC COM	Common Stock	5,819
	ANAREN INC COM	Common Stock	3,443
	ANDERSONS INC/THE	Common Stock	11,860
	ANWORTH MORTGAGE ASSET CP COM	Common Stock	6,968
	AOL INC COM	Common Stock	8,392
	APOLLO INVT CORP COM	Common Stock	10,670
	ARC DOCUMENT SOLUTIONS INC	Common Stock	4,184
	ARES CAP CORP COM	Common Stock	7,055
	ARGO GROUP INTL HLDGS LTD COM	Common Stock	6,230
	ARKANSAS BEST CORP DEL COM	Common Stock	9,094
	ARLINGTON ASSET INVT CORP COM	Common Stock	5,040
	ASSURANT INC COM	Common Stock	7,234
	ATLANTIC TELE NETWORK INC COM NEW	Common Stock	4,412
	ATMOS ENERGY CORP COM	Common Stock	6,268
	AVG TECHNOLOGIES N V SHS	Common Stock	4,905
	AVISTA CORP COM	Common Stock	11,022
	AVNET INC COM	Common Stock	6,528
	BANNER CORP COM NEW	Common Stock	6,992
	BARRETT BUSINESS SERVICES INC COM	Common Stock	5,101
	BASIC ENERGY SVCS INC NEW COM	Common Stock	8,742
	BENCHMARK ELECTRS INC COM	Common Stock	9,347
	BIG 5 SPORTING GOODS CORP COM	Common Stock	4,796

17

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	BLACKROCK KELSO CAPITAL CORP COM	Common Stock	8,042
	BLUCORA INC COM	Common Stock	10,060
	BOYD GAMING CORP COM	Common Stock	5,180
	BRIDGEPOINT ED INC COM	Common Stock	7,615
	BROCADE COMMUNICATIONS SYS	Common Stock	6,994
	BROWN SHOE INC NEW COM	Common Stock	8,723
	CALAMOS ASSET MANAGEMENT-A	Common Stock	2,936
	CARMIKE CINEMAS INC COM	Common Stock	6,348
	CASTLE A M & CO COM	Common Stock	2,688
	CATHAY GENERAL BANCORP COM	Common Stock	12,109
	CBIZ INC COM	Common Stock	3,411
	CEC ENTMT INC COM	Common Stock	4,074
	CEDAR SHOPPING CTRS INC COM NEW	Common Stock	3,499
	CENTENE CORP DEL COM	Common Stock	6,367
	CENTRAL PAC FINL CORP COM	Common Stock	5,442
	CHEMICAL FINL CORP COM	Common Stock	5,162
	CHESAPEAKE UTILS CORP COM	Common Stock	3,661
	CHURCHILL DOWNS INC COM	Common Stock	4,124
	CLOUD PEAK ENERGY INC COM	Common Stock	9,846
	CNO FINL GROUP INC COM	Common Stock	16,894
	COEUR D ALENE MINES CORP IDAHO COM	Common Stock	6,684
	COLEMAN CABLE INC COM	Common Stock	2,570
	COLUMBIA SPORTSWEAR CO COM	Common Stock	7,639
	COMMUNITY TR BANCORP INC COM	Common Stock	4,832
	COMTECH TELECOMMUNICATIONS CP COM NEW	Common Stock	6,932
	CREDIT ACCEP CORP MICH COM	Common Stock	4,680
	CSG SYS INTL INC COM	Common Stock	6,115
	CTS CORP COM	Common Stock	4,380

18

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	CUMULUS MEDIA INC CL A	Common Stock	6,114
	CUSTOMERS BANCORP INC	Common Stock	3,437
	DANA HOLDING CORP COM	Common Stock	9,123
	DAWSON GEOPHYSICAL CO COM	Common Stock	4,329
	DELUXE CORP COM	Common Stock	10,073
	DILLARDS INC CL A	Common Stock	7,291
	DIME CMNTY BANCORP INC	Common Stock	5,279
	DOMTAR CORP COM	Common Stock	7,453
	DONNELLEY R R & SONS CO COM	Common Stock	7,504
	DUCOMMUN INC	Common Stock	5,068
	DYNEGY INC NEW CL A	Common Stock	11,922
	EAST WEST BANCORP INC COM	Common Stock	7,029
	ECHOSTAR HOLDING CORP CL A	Common Stock	7,259
	EL PASO ELEC CO COM NEW	Common Stock	10,112
	EMPIRE DIST ELEC CO COM	Common Stock	6,535
	EMPLOYERS HOLDINGS INC COM	Common Stock	5,064
	ENCORE CAP GROUP INC COM	Common Stock	7,589
	ENERSYS COM	Common Stock	13,107
	ENNIS INC COM	Common Stock	3,204
	ENTERPRISE FINANCIAL SERVICE	Common Stock	3,267
	EXTERRAN HLDGS INC COM	Common Stock	3,454
	FBL FINL GROUP INC CL A	Common Stock	4,748
	FBR & CO COM NEW	Common Stock	2,427
	FIDELITY SOUTHERN CORP	Common Stock	2,940
	FIDUS INVT CORP COM	Common Stock	3,044
	FIRST CTZNS BANCSHARES INC N C CL A	Common Stock	4,230
	FIRST FINL BANCORP OH COM	Common Stock	6,989
	FIRST MERCHANTS CORP COM	Common Stock	6,498

19

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	FIRST NBC BK HLDG	Common Stock	5,200
	FIRST SOLAR INC COM	Common Stock	8,688
	FLUSHING FINL CORP COM	Common Stock	3,809
	GAMESTOP CORP NEW CL A	Common Stock	5,714
	GENWORTH FINL INC COM CL A	Common Stock	7,827
	GETTY RLTY CORP NEW COM	Common Stock	5,474
	GLADSTONE CAPITAL CORP COM	Common Stock	2,756
	GLATFELTER COM	Common Stock	6,882
	GOLUB CAP BDC INC COM	Common Stock	6,249
	GRAFTECH INTL LTD COM	Common Stock	9,815
	GRAHAM HLDGS CO COM	Common Stock	6,633
	GRAMERCY PPTY TR INC COM	Common Stock	3,433
	GRAPHIC PACKAGING HLDG CO COM	Common Stock	6,797
	GRAY TELEVISION INC	Common Stock	10,297
	GREAT PLAINS ENERGY INC COM	Common Stock	6,666
	GREEN PLAINS RENEWABLE ENERGY COM	Common Stock	8,702
	GREENBRIER COS INC COM	Common Stock	10,148
	HACKETT GROUP INC/THE	Common Stock	2,267
	HANMI FINL CORP COM	Common Stock	6,808
	HANOVER INS GROUP INC COM	Common Stock	3,762
	HAWAIIAN HOLDINGS INC COM	Common Stock	8,503
	HCC INS HLDGS INC COM	Common Stock	6,460
	HCI GROUP INC COM	Common Stock	9,149
	HEALTHSOUTH CORP COM NEW	Common Stock	7,064
	HEALTHSOUTH CORPORATION	Common Stock	6,573
	HERCULES OFFSHORE INC	Common Stock	7,740
	HERCULES TECH GROWTH CAP INC COM	Common Stock	9,086
	HHGREGG INC COM	Common Stock	4,666

20

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	HORACE MANN EDUCATORS CORP NEW COM	Common Stock	8,263
	HUNTSMAN CORP COM	Common Stock	7,232
	HYSTER YALE MATLS HANDLING INC CL A	Common Stock	4,099
	IDACORP INC	Common Stock	13,116
	IMPAX LABORATORIES INC COM	Common Stock	3,620
	INSIGHT ENTERPRISES INC COM	Common Stock	6,927
	INTEGRATED SILICON SOLUTION COM	Common Stock	2,890
	INTERACTIVE BROKERS GROUP INC COM	Common Stock	8,227
	INTERDIGITAL INC COM	Common Stock	4,482
	INTERNATIONAL BANCSHARES CORP COM	Common Stock	8,646
	INTERNATIONAL RECTIFIER CORP	Common Stock	10,715
	INVACARE CORP COM	Common Stock	7,334
	IRIDIUM COMMUNICATIONS INC COM	Common Stock	4,501
	JABIL CIRCUIT INC COM	Common Stock	2,145
	JETBLUE AIRWAYS CORPORATION	Common Stock	12,844
	JOHN BEAN TECHNOLOGIES CORP	Common Stock	4,751
	JOURNAL COMMUNICATIONS INC CL A	Common Stock	3,342
	KADANT INC COM	Common Stock	3,485
	KAPSTONE PAPER & PACKAGING CRP COM	Common Stock	7,429
	KCAP FINL INC COM	Common Stock	4,447
	KEMPER CORP	Common Stock	7,236
	KIMBALL INTL INC CL B	Common Stock	3,397
	LANNET INC COM	Common Stock	3,476
	LEAR CORP COM	Common Stock	6,963
	LEXMARK INTL NEW CL A	Common Stock	7,246
	LIVE NATION INC COM	Common Stock	14,168
	MAGELLAN HEALTH SVCS INC COM NEW	Common Stock	10,185
	MAIDEN HOLDINGS LTD SHS	Common Stock	4,569

21

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	MAIN STREET CAPITAL CORP COM	Common Stock	9,644
	MATSON INC COM	Common Stock	5,796
	MBIA INC COM	Common Stock	6,209
	MCG CAPITAL CORP	Common Stock	4,338
	MDC PARTNERS INC-A	Common Stock	7,806
	MEDALLION FINL CORP COM	Common Stock	2,626
	MEDLEY CAP CORP COM	Common Stock	7,410
	MFA MTG INVTS INC COM	Common Stock	5,916
	MINERALS TECHNOLOGIES INC COM	Common Stock	12,915
	MONARCH CASINO & RESORT INC	Common Stock	2,249
	MULTIMEDIA GAMES INC COM	Common Stock	5,394
	MYERS INDS INC COM	Common Stock	5,533
	MYR GROUP INC DEL COM	Common Stock	5,668
	NABORS INDUSTRIES LTD SHS	Common Stock	6,439
	NAVIGANT CONSULTING INC COM	Common Stock	6,682
	NAVIGATORS GROUP INC COM	Common Stock	5,937
	NEENAH PAPER INC COM	Common Stock	4,191
	NELNET INC CL A	Common Stock	6,700
	NEW RESIDENTIAL INVT CORP COM	Common Stock	11,102
	NEWPORT CORP COM	Common Stock	6,216
	NN INC COM	Common Stock	3,574
	NORTEK INC COM NEW	Common Stock	4,252
	NORTHWESTERN CORP COM NEW	Common Stock	10,180
	NUVASIVE INC COM	Common Stock	10,863

22

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	OLD REP INTL CORP COM	Common Stock	7,115
	OLYMPIC STEEL INC COM	Common Stock	2,521
	OM GROUP INC COMMON	Common Stock	9,576
	OMEGA PROTEIN CORP COM	Common Stock	2,532
	OSHKOSH CORP COM	Common Stock	6,449
	OUTERWALL INC	Common Stock	8,341
	PACER INTERNATIONAL INC	Common Stock	3,370
	PARK OHIO HLDGS CORP COM	Common Stock	2,830
	PARKER DRILLING CO COM	Common Stock	10,837
	PATTERSON UTI ENERGY INC COM	Common Stock	7,393
	PBF ENERGY INC CL A	Common Stock	8,809
	PENN NATL GAMING INC COM	Common Stock	6,706
	PENNANTPARK INVT CORP COM	Common Stock	8,410
	PHARMERICA CORP COM	Common Stock	8,213
	PHH CORP COM NEW	Common Stock	10,057
	PHOENIX COS INC NEW COM	Common Stock	3,868
	PHOTRONICS INC COM	Common Stock	5,761
	PILGRIMS PRIDE CORP NEW COM	Common Stock	5,899
	PITNEY BOWES INC.	Common Stock	7,083
	PLATINUM UNDERWRITER HLDGS LTD COM	Common Stock	10,601
	PLEXUS CORP COM	Common Stock	10,952
	PNM RES INC COM	Common Stock	11,288
	PRIMERICA INC COM	Common Stock	12,358
	PROASSURANCE CORP COM	Common Stock	6,351
	PROSPECT CAPITAL CORPORATION COM	Common Stock	10,154
	PROTECTIVE LIFE CORP COM	Common Stock	6,940
	QUAD / GRAPHICS INC COM CL A	Common Stock	6,971

23

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	QUALITY DISTRIBUTION INC	Common Stock	5,927
	RED ROBIN GOURMET BURGERS INC COM	Common Stock	6,839
	REINSURANCE GROUP AMER INC COM NEW	Common Stock	7,044
	RENAISSANCE HOLDINGS LTD	Common Stock	7,593
	RENEWABLE ENERGY GROUP INC COM NEW	Common Stock	7,094
	REPUBLIC AWYS HLDGS INC COM	Common Stock	3,934
	RESOLUTE FST PRODS INC COM	Common Stock	9,852
	REX AMERICAN RESOURCES CORP	Common Stock	2,951
	RITE AID CORP COM	Common Stock	2,125
	RPX CORP COM	Common Stock	7,081
	RUSH ENTERPRISES INC CL A	Common Stock	6,997
	RUTHS HOSPITALITY GROUP INC COM	Common Stock	4,675
	SAFETY INS GROUP INC COM	Common Stock	3,885
	SAFEWAY INC COM NEW	Common Stock	7,459
	SAIA INC COM	Common Stock	6,122
	SANMINA CORPORATION COM	Common Stock	10,588
	SCHWEITZER-MAUDUIT INTL INC COM	Common Stock	7,875
	SCICLONE PHARMACEUTICALS INC COM	Common Stock	4,385
	SCRIPPS E W CO OHIO CL A NEW	Common Stock	9,883
	SILICON GRAPHICS INTERNATION	Common Stock	4,667
	SKYWEST INC COM	Common Stock	8,305
	SOUTHSIDE BANCSHARES INC	Common Stock	3,144
	SOUTHWEST GAS CORP COM	Common Stock	13,362
	SPARTAN STORES INC COM	Common Stock	5,293
	SPIRIT AEROSYSTEMS HLDGS INC COM CL A	Common Stock	8,486
	STANCORP FINL GROUP INC COM	Common Stock	7,221
	STANDARD MTR PRODS INC COM	Common Stock	7,397
	STARZ LIBRTY CAP COM A	Common Stock	7,485

24

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	STEIN MART INC COM	Common Stock	2,448
	STEWART INFORMATION SVCS CORP COM	Common Stock	8,261
	STONE ENERGY CORP COM	Common Stock	10,515
	STONERIDGE INC COM	Common Stock	4,539
	SUNPOWER CORP COM CL A	Common Stock	7,512
	SUPERVALU INC	Common Stock	6,663
	SWIFT TRANSN CO CL A	Common Stock	6,996
	SYMETRA FINL CORP COM	Common Stock	10,106
	SYNNEX CORP COM	Common Stock	11,054
	SYNOVUS FINL CORP COM	Common Stock	6,696
	TCP CAP CORP COM	Common Stock	5,571
	TELEPHONE & DATA SYS INC COM NEW	Common Stock	5,594
	TICC CAPITAL CORP	Common Stock	5,470
	TIVO INC	Common Stock	8,672
	TOWER INTL INC COM	Common Stock	4,194
	TOWN SPORTS INTL HLDGS INC COM	Common Stock	3,351
	TRIANGLE CAP CORP COM	Common Stock	7,659
	TTM TECHNOLOGIES INC COM	Common Stock	4,702
	ULTRA CLEAN HLDGS INC COM	Common Stock	3,551
	UNIFI INC COM	Common Stock	3,378
	UNITED COMMUNITY BANKS/GA	Common Stock	8,573
	UNITED FIRE GROUP INC COM	Common Stock	3,181
	UNITED THERAPEUTICS CORP DEL COM	Common Stock	9,386
	UNIVERSAL INS HLDGS INC COM	Common Stock	4,547
	US CONCRETE INC NEW	Common Stock	2,127
	USANA HEALTH SCIENCES INC COM	Common Stock	5,895
	VISHAY INTERTECHNOLOGY INC COM	Common Stock	6,206
	WABASH NATL CORP COM	Common Stock	8,460

25

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	WARREN RESOURCES INC	Common Stock	2,697
	WASHINGTON FED INC COM	Common Stock	6,731
	WEBSTER FINANCIAL CORP	Common Stock	14,156
	WESTAR ENERGY INC COM	Common Stock	6,563
	WESTERN REFNG INC COM	Common Stock	11,366
	WHITE MOUNTAINS INSURANCE	Common Stock	6,031
	WILSHIRE BANCORP INC COM	Common Stock	6,711
	WINTRUST FINANCIAL CORP COM	Common Stock	11,023
	WORLD ACCEP CORP DEL COM	Common Stock	6,040
	WSFS FINL CORP COM	Common Stock	3,877
	XERIUM TECHNOLOGIES INC	Common Stock	2,985
	ZIONS BANCORPORATION COM	Common Stock	6,232
			$3,514,479

	AERCAP HOLDINGS NV SHS	Foreign Stock	3,835
	ASPEN INSURANCE HOLDINGS LTD SHS	Foreign Stock	80,761
	ASSURED GUARANTY LTD COM	Foreign Stock	34,064
	COVIDIEN PLC SHS	Foreign Stock	48,011
	ENDURANCE SPECIALTY HLDGS LTD SHS	Foreign Stock	83,605
	ENSTAR GROUP LIMITED SHS	Foreign Stock	33,338
	MALLINCKRODT PLC	Foreign Stock	47,034
	WILLIS GROUP HOLDINGS PUBLIC L SHS	Foreign Stock	75,146
	ALLIED WRLD ASSUR COM HLDG AG SHS	Foreign Stock	7,107
	ASPEN INSURANCE HOLDINGS LTD SHS	Foreign Stock	6,899
	ASSURED GUARANTY LTD COM	Foreign Stock	7,313
	AXIS CAPITAL HOLDINGS SHS	Foreign Stock	6,707

26

Return To Index

BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2013

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	BANCO LATINOAMERICANO DE EXPO CL E	Foreign Stock	6,501
	CONSOLIDATED WATER CO-ORD SH	Foreign Stock	2,524
	ENDURANCE SPECIALTY HLDGS LTD SHS	Foreign Stock	6,923
	FABRINET	Foreign Stock	5,860
	GREENLIGHT CAPITAL RE LTD-A	Foreign Stock	9,001
	MARVELL TECHNOLOGY GROUP LTD	Foreign Stock	2,445
	MONTPELIER RE HOLDINGS LTD SHS	Foreign Stock	9,894
	OFG BANCORP COM	Foreign Stock	8,167
	PARTNERRE LTD COM	Foreign Stock	7,064
	POPULAR INC COM NEW	Foreign Stock	5,979
	VALIDUS HOLDINGS LTD COM SHS	Foreign Stock	7,172
			$505,350

	APOLLO COML REAL EST FIN INC COM	Real Estate Inv Trust	7,898
	CAPSTEAD MTG CORP COM NO PAR	Real Estate Inv Trust	8,963
	COLONY FINL INC COM	Real Estate Inv Trust	9,333
	DYNEX CAP INC COM NEW	Real Estate Inv Trust	6,656
	INVESCO MORTGAGE CAPITAL INC COM	Real Estate Inv Trust	10,423
	RESOURCE CAP CORP COM	Real Estate Inv Trust	7,768
	ANNALY CAP MGMT INC COM	Real Estate Inv Trust	53,838
	RYMAN HOSPITALITY PROPERTIES TN	Real Estate Inv Trust	50,136
			$155,015

	ISHARES TR RUSL 2000 VALU	Exchange Traded Equity Fund	33,830
	PENNYMAC MTG INVT TR COM	Exchange Traded Equity Fund	10,378
			$44,208

			$2,729,549,749

	* Party in interest
	Cost is omitted because plan investments are participant-directed.

27

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

June 25, 2014

/s/ Steven L. Reeder

Senior Vice President & Benefits Manager